Filed by Oi S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Oi S.A.

Commission File No.: 001-15256

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY OI S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) BETWEEN TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”) AND OI S.A. (“OI”).

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between TmarPart and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Material Fact, dated January 26, 2015 (English translation).

2	Minutes of the General Meeting of Debenture Holders of the 5th Issuance of Non-Convertible Unsecured Debentures, in Two Series, for Public Distribution, of Oi S.A. (Debentures Originally Issued by Telemar Norte Leste S.A.), dated January 26, 2015 (English translation).

3	Material Fact, dated January 26, 2015 (English translation).

4	Minutes of the General Meeting of Debenture Holders of the 9th Issuance of Simple Non-Convertible Unsecured Debentures, in Two Series, for Public Distribution, of Oi S.A., dated January 26, 2015 (English translation).